FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


PROCESSING
SECTION
RECEIVED
JUL 0 2 2003
155
SEC MAIL
WASH. D.C.

IMH Assets Corp.	0001017447
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, July 1, 2003, Series 2003-7	333-103591

Name of Person Filing the Document
(If Other than the Registrant)


03026497

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMH ASSETS CORP.



By: ______________________
Name: Richard Johnson
Title: Chief Financial Officer

Dated: July 1, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Issue Computational Materials

$297,750,000

IMH Assets Corp.
Collateralized Asset-Backed Bonds,
Series 2003-7

Impac CMB Trust Series 2003-7
Issuer

Impac Funding Corporation
Master Servicer

[Countrywide Home Loans Servicing LP]
Subservicer

June 23, 2003

Statement Regarding Assumptions as to Securities, pricing estimates, and other Information

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

TRANSACTION SUMMARY (a), (b)

Class	Original Balance	Percent of Pool Balance	Coupon	WAL to Call (e) (yrs)	Legal Final	Expected Ratings (S&P/Moody's)
A	$278,250,000	92.75%	1m L + % (c)	2.04	7/25/33	AAA/Aaa (f)
M	$13,500,000	4.50%	1m L + %(d)	2.04	7/25/33	A/A2
B	$6,000,000	2.00%	1m L + %(d)	2.04	7/25/33	BBB/Baa2
Total	**$297,750,000**	**99.25%**				

Notes: (a) The principal balance of each Class of Bonds is subject to a 5% variance.
(b) Prepayment Pricing Speed Assumption: 30% CPR.
(c) The least of (a) one-month LIBOR plus the related margin per annum (or for the Class A Bonds, 2.0 times the related margin per annum beginning on the Payment Date after the first Payment Date on which the holder of the certificates can redeem the Bonds), (b) 12.00% per annum and (c) the Available Funds Rate.
(d) The least of (a) one-month LIBOR plus the related margin per annum (or for the Class M Bonds and Class B Bonds, 1.50 times the related margin per annum beginning on the Payment Date after the first Payment Date on which the holder of the certificates can redeem the Bonds), (b) 12.00% per annum and (c) the Available Funds Rate.
(e) The Bonds will be priced to a cleanup call that can be exercised, on or after the earlier of (i) the Payment Date on which the aggregate stated principal balance of the Mortgage Loans has been reduced to less than or equal to 25% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date and (ii) the Payment Date occurring in [July 2013].
(f) The Class A Bonds will be guaranteed to AAA/Aaa based on a 100% P&I guaranty by Ambac Assurance Corporation ("Ambac").

THE COLLATERAL

Conventional, one-to-four-family, adjustable-rate Mortgage Loans secured by first liens on residential mortgage properties (no Section 32 loans will be included). The Mortgage Loans will consist of a pool of Mortgage Loans with an unpaid principal balance of $[300,000,099]. The collateral information presented herein is based on a "Sample Pool Calculation Date" as of June 1, 2003. The actual pool balance as of the Closing Date is expected to be approximately $[300,000,000].

THE STRUCTURE

The Senior Bonds, Mezzanine Bonds and Subordinate Bonds will be paid principal on a *pro rata* basis.

Class A Bonds
The Class A Bonds will be floating-rate senior securities that receive principal on a *pro rata* basis.

Class M Bonds
The Class M Bonds will be issued as floating-rate mezzanine securities that receive principal on a *pro rata* basis. The Class M Bonds will be subordinate to the Class A Bonds.

Class B Bonds
The Class B Bonds will be issued as floating-rate subordinate securities that receive principal on a *pro rata* basis. The Class B Bonds will be subordinate to the Class A Bonds and the Class M Bonds.

Summary of Terms

Issuer:	Impac CMB Trust Series 2003-7
Depositor:	IMH Assets Corp.
Seller:	Impac Mortgage Holdings, Inc. or an affiliate thereof.
Master Servicer:	Impac Funding Corporation
Subservicer:	Initially Wendover Funding, Inc., subservicing will be transferred to [Countrywide Home Loans Servicing LP], or an affiliate hereof on or about [_______], 2003.
Underwriters:	Bear, Stearns & Co. Inc. (Co-Lead Manager); Countrywide Securities Corporation (Co-Lead Manager).
Indenture Trustee:	Deutsche Bank National Trust Company
Owner Trustee:	Wilmington Trust Company
Class A Bond Insurer	Ambac Assurance Corporation ("Ambac")
Sample Pool Calculation Date:	June 1, 2003
Cut-off Date:	June 1, 2003
Closing Date:	On or about June 30, 2003
Payment Date:	The 25th day of each month or, if the 25th is not a business day, on the next business day, beginning in July 2003.
Bonds:	The "Bonds" will consist of (i) the Class A Bonds (the "Senior Bonds"), (ii) the Class M Bonds (the "Mezzanine Bonds"), and (iii) the Class B Bonds (the "Subordinate Bonds").
Certificates:	The trust will also issue Certificates representing the beneficial ownership interest in the trust. The Certificates are not offered hereby.
Mortgage Loans:	The trust will contain convention, one-to-four family, adjustable-rate mortgage loans ("Mortgage Loans") secured by first liens on residential mortgaged properties. The Mortgage Loans will have an aggregate principal balance as of the Sample Pool Calculation Date of approximately $300,000,099.
Accrual Period:	With respect to any Payment Date and each class of Bonds, the period from the preceding Payment Date (or in the case of the first Payment Date, from the Closing Date) through the day preceding such Payment Date.
Accrued Bond Interest:	With respect to any Payment Date and each class of Bonds, interest accrued during the related Accrual Period at the then-applicable Bond Interest Rate on the related Bond Principal Balance thereof immediately prior to such Payment Date, less such Bonds' Unpaid Interest Shortfall for such Payment Date, plus any Accrued Bond Interest remaining unpaid from any prior Payment date with interest thereon at the related Bond Interest Rate. Accrued Bond Interest for the Bonds shall be calculated on the basis of the actual number of days in the Accrual Period and a 360 day year.
Bond Principal Balance:	With respect to any Bond as of any date of determination, the initial Bond Principal Balance as stated on the face thereof, minus all amounts distributed in respect of principal with respect to such Bond and, in the case of any Class M or Class B Bond, the aggregate amount of any reductions in the Bond Principal Balance thereof deemed to have occurred in connection with allocations of Realized Losses on all prior Payment Dates.

Optional Redemption:	At its option, the holder of the certificates, or, if there is no single holder, the majority holder of the certificates, may purchase all of the Bonds on or after the earlier of: the Payment Date on which the aggregate stated principal balance of the Mortgage Loans has been reduced to less than or equal to 25% of the aggregate stated principal balance of the Mortgage Loans as of the cut-off date and the Payment Date occurring in July 2013.
Due Period	With respect to any Payment Date and the Mortgage Loans, the period commencing on the second day of the month immediately preceding the month of such Payment Date (or, with respect to the first Due Period, the day following the Cut-off Date) and ending on the first day of the month of such Payment Date.
Overcollateralization Increase Amount	As of any Payment Date, the excess, if any, of (a) the Overcollateralization Target Amount over (b) the Overcollateralized Amount on such Payment Date (after giving effect to distributions in respect of the basic Principal Distribution Amount on such Payment Date).
Overcollateralized Amount	For any Payment Date, the amount, if any, by which (i) the aggregate principal balance of the Mortgage Loans (after giving effect to scheduled payments of collections of principal received during the related prepayment period and after reductions for Realized Losses incurred during the related prepayment period,) exceeds (ii) the aggregate Bond Principal Balance of the Bonds as of such Payment Date (after giving effect to distribution to be made on such Payment Date).
Available Funds:	For any Payment Date, an amount equal to the amount received by the Indenture Trustee and available in the payment account on that Payment Date. The Available Funds will generally be equal to (a) the sum of (i) the aggregate amount of scheduled payments on the Mortgage Loans received or advanced that were due during the related Due Period, (ii) any unscheduled payments and receipts, including mortgagor prepayments on such Mortgage Loans, the proceeds of any repurchase of the Mortgage Loans by the Master Servicer or Seller, insurance proceeds (including amounts paid under the Radian Lender-Paid PMI Policy) and liquidation proceeds, received during the related prepayment period, in each case net of amounts reimbursable therefrom to the Indenture Trustee, the Master Servicer and any Subservicer and (iii) any compensating interest paid by the Master Servicer and reduced by (b) the sum of (i) Master Servicing Fees, the Subservicing Fees, the Indenture Trustee Fee, the Owner Trustee Fee, the Net Derivative Fee, if any, the surety fee, any amounts in respect of the premiums payable to Radian under the Radian Lender-Paid PMI policies, and (ii) certain amounts owed to the Master Servicer, the Depositor, the Indenture Trustee and the Owner Trustee as provided in the agreements.

Available Funds Rate: On any Payment Date, the per annum rate equal to the product of (i) (A) the product of (1) the weighted average of the Net Mortgage Rates on the Mortgage Loans included in the trust as of the end of the prior Due Period, weighted on the basis of the Stated Principal Balance thereof as of the end of the prior Due Period and (2) a fraction equal to (x) the aggregate Stated Principal Balance of the Mortgage Loans as of the end of the prior Due Period divided by (y) the aggregate Bond Principal Balance of the Bonds immediately prior to such Payment Date, minus (B) the Bond Insurance Policy premium rate, multiplied by a fraction equal to (x) the bond Principal Balance of the Class A Bond immediately prior to such Payment Date divided by (y) the aggregate Bond Principal Balance of the Class A, Class, Class M and Class B Bonds immediately prior to such Payment Date, and (ii) a fraction equal to (x) 30 divided by (y) the number of days in the related Accrual Period.

Bond Interest Rate: With respect to each Payment Date and each class of Bonds, a floating rate equal to the least of (i) one-month LIBOR plus the related bond margin, (ii) a fixed cap of 12.00% and (iii) the Available Funds Rate with respect to such Payment Date.

Stated Principal Balance: With respect to any Mortgage Loan as of any date of determination, (i) the principal balance thereof as of the Cut-off Date, as applicable, after application of all scheduled principal payments due on or before the Cut-off Date, as applicable, whether or not received, minus (ii) the sum of (a) the principal portion of the scheduled monthly payments due with respect to such Mortgage Loan during each Due Period ending prior to the most recent payment date which were received or with respect to which a P&I Advance was made, (b) all principal prepayments with respect to such Mortgage Loan and all insurance proceeds and liquidation proceeds to the extent applied by the Master Servicer as recoveries of principal in accordance with the Servicing Agreement which were distributed to the holders of the Bonds and Certificates on any previous payment date and (c) the principal portion of any Realized Loss with respect thereto allocated to the trust on any previous payment date.

Priority of Payments:

On each Payment Date, the Indenture Trustee shall withdraw from the payment account the Available Funds for such Payment Date and make the following disbursements and transfers in the order of priority described below, in each case to the extent of the Available Funds remaining for such Payment Date:

Interest Distributions:

(i) to the holders of the Class A Bonds, the related Accrued Bond Interest for such class for such Payment Date;

(ii) to the Class A Bond Insurer, the Bond Insurer Premium;

(iii) to the holders of the Class M Bonds, the related Accrued Bond Interest for such class for such Payment Date; and

(iv) to the holders of the Class B Bonds, the related Accrued Bond Interest for such class for such Payment Date.

On any Payment Date, any shortfalls resulting from the application of the Soldiers' and Sailors' Civil Relief Act of 1940, as amended and any prepayment interest shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer will constitute Unpaid Interest Shortfalls and will be allocated to the Bonds on a *pro rata* basis based on the respective amounts of interest accrued on such bonds for such Payment Date.

Principal Distributions:

On each Payment Date, the holders of each class of Bonds shall be entitled to receive payments in respect of principal equal to the Principal Distribution Amount for that Payment Date, allocated on a *pro rata* basis, based on the Bond Principal Balances thereof, until the Bond Principal Balances thereof have been reduced to zero; provided, however, that the aggregate of all payments, if any, made by the Bond Insurer under the Bond Insurance Policy with respect to the Class A Bonds, including interest thereon, shall be paid to the Bond Insurer prior to any payment of principal to the holders of the Class M Bonds and Class B Bond.

Net Monthly Excess Cashflow:

(i) to the Bond Insurer, the aggregate of all payments, if any, made by the Bond Insurer under the Bond Insurance Policy with respect to the Class A Bonds, including interest thereon, and any other amounts due to the Bond Insurer pursuant to the insurance agreement, to the extent not previously paid or reimbursed;

(ii) the holders of the class or classes of Bonds then entitled to receive payments in respect of principal, in an amount equal to the Overcollateralization Increase Amount to restore Overcollateralization to the Overcollateralization Target Amount, payable to such holders as part of the Principal Distribution Amount;

(iii) to the holders of the Class A, Class M and Class B Bonds, in that order, any Unpaid Interest Shortfall for such Bonds on such Payment Date, to the extent not previously reimbursed;

(iv) to the holders of the Class M and Class B Bonds, in that order, in an amount equal to the Allocated Realized Loss Amount for such bonds on such Payment Date, to the extent not previously reimbursed;

(v) to the holders of the Class A Bonds, Class M Bonds and Class B Bonds, in that order, any Basis Risk Shortfall Carry-Forward Amount for such Bonds on such Payment Date, to the extent not covered by the Derivative Contracts; and

(vi) to the holders of the Certificates as provided in the agreements.

Realized Losses: If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan, in which case the amount of such insufficiency is a "Realized Loss." Additional protection will be provided to the Class A Bonds only, by applying any losses allocable to the Class A Bonds, following the reduction of any Overcollateralization to zero, to the Subordinate and/or Mezzanine Bonds. Any Realized Losses otherwise attributable to the Class A Bonds and not covered as described above will result in a draw on the Bond Insurance Policy (subject to certain exceptions described above).

Allocated Realized Loss Amount: With respect to any class of the Class M Bonds and Class B Bonds and any Payment Date, an amount equal to the sum of any Realized Loss allocated to that class of Bonds on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Date.

Allocation of Realized Losses: Any Realized Losses on the Mortgage Loans will be allocated or covered on any Payment Date as follows:

(i) to Net Monthly Excess Cashflow, through a payment of the Overcollateralization Increase Amount for that payment date;
(ii) in reduction of the Overcollateralized Amount, until reduced to zero;
(iii) to the Class B Bonds, in reduction of the Bond Principal Balance thereof, until reduced to zero; and
(iv) to the Class M Bonds, in reduction of the Bond Principal Balance thereof, until reduced to zero.

The Indenture does not permit the allocation of Realized Losses to the Class A-1 Bonds. Investors in the Class A Bonds should note that although Realized Losses cannot be allocated to the Class A Bonds, under certain loss scenarios, there will not be enough principal and interest on the mortgage loans to pay the Class A Bonds all interest and principal amounts to which they are then entitled.

Credit Enhancement: ***Subordination***: Initially, [7.25]% for the Class A Bonds; [2.75]% for the Class M Bonds; and [0.75]% for the Class B Bonds.

Overcollateralization Target Amount: 0.75% of the aggregate Stated Principal Balance of the Mortgage Loans as of the cut-off date.

Bond Insurance Policy: Ambac will guarantee the ultimate payment of principal and current interest on the Class A Bonds only, except shortfalls and losses resulting from prepayment interest shortfalls, Soldiers' and Sailors' Civil Relief Act of 1940, as amended, and shortfalls and Basis Risk Amounts.

Net Mortgage Rate: On any Mortgage Loan, the then applicable mortgage rate thereon minus the sum of (1) the Master Servicing Fee Rate, (2) the Subservicing Fee Rate, (3) the Indenture Trustee's Fee Rate, (4) the Owner Trustee's Fee Rate, (5) the Net Derivative Fee Rate; (6) the Surety Fee Rate; and (7) the related Radian Lender-Paid PMI Rate, if such Mortgage Loan is a Radian PMI Insured Loan.

Master Servicing Fee Rate: With respect to any Mortgage Loan, 0.030% per annum.

Subservicing Fee Rate: With respect to any Mortgage Loan, a rate equal to 0.375% per annum.

Indenture Trustee Fee Rate: A rate equal to 0.00875% per annum.

Owner Trustee Fee Rate: A rate equal to 0.0017% per annum.

Surety Fee Rate: A rate equal to 0.0019% per annum.

Net Derivative Fee Rate: With respect to any Payment Date, the fraction, expressed as a rate per annum, equal to (a) the Net Derivative fee on such Payment Date over (b) the aggregate Stated Principal Balance of the Mortgage Loans.

Radian PMI Insured Loan: The Mortgage Loans covered by the Radian Lender-Paid PMI Policy.

Radian Lender-Paid PMI Policy: The lender-paid primary mortgage insurance policy issued by Radian.

Radian Lender-Paid PMI Rate: With respect to each Radian PMI Insured Loan, the per annum rate payable to Radian under the Radian Lender-Paid PMI Policy.

Derivative Contracts: On the Closing Date, either the Seller will assign to the Company, and the Company will assign to the Issuer for the benefit of the Bonds, its rights under the Derivative Contracts, or the Seller will cause the Issuer to enter into the Derivative Contracts with the derivative counterparty. Each Derivative Contract will contain a Swap Agreement Fixed Rate and provide for the calculation of One-Month LIBOR. The Derivative Contracts consist of [seven] swap agreements, where net payments will be made (a) to the Issuer, if One-Month LIBOR exceeds the related Swap Agreement Fixed Rate, and (b) to the derivative counterparty, to the extent such Swap Agreement Fixed Rate exceeds One-Month LIBOR. Payments will be made with respect to the Derivative Contracts based on a notional balance in accordance with the schedule set forth in the related Derivative Contract.

The amount of the notional balance, approximately $[182,658,600], on which calculations are based on any payment date with respect to the swap agreements will be the lesser of (a) the balance in the related schedule and (b) a percentage of the aggregate Bond Principal Balance of the Bonds immediately prior to the related payment date. The derivative counterparty, or the guarantor thereof making payments to the Issuer, is, as of the Closing Date, rated at least "AA-" (or its equivalent) by two of S&P, Moody's or Fitch Ratings.

After the payment date in [June 2008], the [seven] swap agreement will terminate without termination payments by either party. On each payment date, the net derivative contract payment amount with respect to such Payment Date will be allocated to the Bonds and the Certificates in the following order of priority, in each case to the extent of amounts remaining:

(i) to the holders of the Class A, Class M and Class B Bonds, in that order, any related Basis Risk Shortfall Carry-Forward Amount for such Payment Date; and

(ii) any remaining amounts to the holders of the Certificates.

Basis Risk Shortfall Carry-Forward Amount: With respect to each class of Bonds and any Payment Date, as determined separately for each such class of Bonds, an amount equal to the aggregate amount of Basis Risk Shortfall for such Bonds on such Payment Date, plus any unpaid Basis Risk Shortfall for such class of Bonds from prior Payment Dates, plus interest thereon at the Bond Interest Rate for such Payment Date, to the extent previously unreimbursed by Net Monthly Excess Cashflow or the Derivative Contracts.

P&I Advances: The Master Servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the Mortgage Loans to the extent that the Master Servicer reasonably believes that such cash advances can be repaid from future payments on the related Mortgage Loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Bonds and are not intended to guarantee or insure against losses.

Registration:	The Bonds will be available in book-entry form through DTC.
Denominations:	The Bonds are issuable in minimum denominations of an original amount of $25,000 and multiples of $1 in excess thereof.
Federal Tax Aspects:	For federal income tax purposes, the Bonds will be treated as indebtedness and not as an equity interest in the issuer. In addition, for federal income tax purposes, the issuer will not be classified as (i) an association taxable as a corporation for federal income tax purposes, (ii) a "taxable mortgage pool," or (iii) a "publicly traded partnership."
ERISA Considerations:	The Bonds may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, or by an entity investing the assets of an employee benefit plan so long as certain conditions are met.
SMMEA Eligibility:	The Class A Bonds will constitute "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). The Class M and Class B Bonds will not constitute "mortgage related securities" for purposes of SMMEA.

Prepayment Sensitivity Tables

Class A (to call)

% of CPR:	0%	10%	25%	30%	35%	40%	45%
Average Life (years)	9.22	5.78	2.50	2.04	1.71	1.45	1.26
Modified Duration (years) @ par	8.55	5.43	2.42	1.98	1.67	1.42	1.23
First Principal Payment	7/25/03	7/25/03	7/25/03	7/25/03	7/25/03	7/25/03	7/25/03
Last Principal Payment	7/25/13	7/25/13	1/25/08	3/25/07	8/25/06	2/25/06	10/25/05
Principal Lockout (months)	0	0	0	0	0	0	0
Principal Window (months)	121	121	55	45	38	32	28
Illustrative Yield @ Par (30/360)	1.45%	1.45%	1.45%	1.45%	1.45%	1.45%	1.45%

Class A (to maturity)

% of CPR:	0%	10%	25%	30%	35%	40%	45%
Average Life (years)	18.23	7.38	3.22	2.64	2.21	1.88	1.62
Modified Duration (years) @ par	15.47	6.73	3.07	2.54	2.13	1.82	1.57
First Principal Payment	7/25/03	7/25/03	7/25/03	7/25/03	7/25/03	7/25/03	7/25/03
Last Principal Payment	4/25/33	9/25/31	3/25/20	5/25/17	2/25/15	6/25/13	1/25/12
Principal Lockout (months)	0	0	0	0	0	0	0
Principal Window (months)	358	339	201	167	140	120	103
Illustrative Yield @ Par (30/360)	1.59%	1.51%	1.52%	1.52%	1.52%	1.52%	1.52%

Class M (to call)

% of CPR:	0%	10%	25%	30%	35%	40%	45%
Average Life (years)	9.22	5.78	2.50	2.04	1.71	1.45	1.26
Modified Duration (years) @ par	7.95	5.11	2.34	1.93	1.63	1.39	1.21
First Principal Payment	7/25/03	7/25/03	7/25/03	7/25/03	7/25/03	7/25/03	7/25/03
Last Principal Payment	7/25/13	7/25/13	1/25/08	3/25/07	8/25/06	2/25/06	10/25/05
Principal Lockout (months)	0	0	0	0	0	0	0
Principal Window (months)	121	121	55	45	38	32	28
Illustrative Yield @ Par (30/360)	2.86%	2.86%	2.86%	2.86%	2.86%	2.86%	2.86%

Class M (to maturity)

% of CPR:	0%	10%	25%	30%	35%	40%	45%
Average Life (years)	18.23	7.38	3.22	2.64	2.21	1.88	1.62
Modified Duration (years) @ par	13.42	6.17	2.93	2.44	2.06	1.77	1.53
First Principal Payment	7/25/03	7/25/03	7/25/03	7/25/03	7/25/03	7/25/03	7/25/03
Last Principal Payment	4/25/33	9/25/31	3/25/20	5/25/17	2/25/15	6/25/13	1/25/12
Principal Lockout (months)	0	0	0	0	0	0	0
Principal Window (months)	358	339	201	167	140	120	103
Illustrative Yield @ Par (30/360)	3.00%	2.92%	2.93%	2.93%	2.94%	2.94%	2.94%

Prepayment Sensitivity Tables

Class B (to call)

% of CPR:	0%	10%	25%	30%	35%	40%	45%
Average Life (years)	9.22	5.78	2.50	2.04	1.71	1.45	1.26
Modified Duration (years) @ par	7.45	4.84	2.28	1.89	1.60	1.36	1.19
First Principal Payment	7/25/03	7/25/03	7/25/03	7/25/03	7/25/03	7/25/03	7/25/03
Last Principal Payment	7/25/13	7/25/13	1/25/08	3/25/07	8/25/06	2/25/06	10/25/05
Principal Lockout (months)	0	0	0	0	0	0	0
Principal Window (months)	121	121	55	45	38	32	28
Illustrative Yield @ Par (30/360)	4.20%	4.20%	4.20%	4.20%	4.20%	4.21%	4.20%

Class B (to maturity)

% of CPR:	0%	10%	25%	30%	35%	40%	45%
Average Life (years)	18.23	7.38	3.22	2.64	2.21	1.88	1.62
Modified Duration (years) @ par	11.76	5.74	2.82	2.36	2.00	1.72	1.50
First Principal Payment	7/25/03	7/25/03	7/25/03	7/25/03	7/25/03	7/25/03	7/25/03
Last Principal Payment	4/25/33	9/25/31	3/25/20	5/25/17	2/25/15	6/25/13	1/25/12
Principal Lockout (months)	0	0	0	0	0	0	0
Principal Window (months)	358	339	201	167	140	120	103
Illustrative Yield @ Par (30/360)	4.75%	4.43%	4.49%	4.50%	4.51%	4.52%	4.52%

Available Funds Rate

MONTH	(%)	MONTH	(%)
1	5.63	25	13.33
2	16.03	26	13.44
3	16.12	27	13.77
4	16.39	28	14.29
5	16.33	29	14.26
6	17.00	30	15.49
7	16.97	31	15.39
8	17.14	32	15.58
9	17.69	33	16.73
10	17.51	34	15.99
11	17.91	35	16.48
12	18.33	36	14.76
13	18.83	37	14.29
14	19.05	38	14.07
15	19.54	39	14.18
16	20.22	40	14.59
17	20.53	41	14.37
18	21.59	42	15.27
19	21.89	43	15.03
20	22.40	44	15.12
21	23.76	45	16.32
22	23.89	46	15.32
23	24.12		
24	14.34		

Notes:

1) Subject to the limitations set forth under "Note Rate" herein.
2) 1-month and 6-month LIBOR @ 20% on and after second Payment Date.
3) Based on the Pricing Prepayment Speed to Call, and includes all projected cash proceeds from the Derivative Contracts.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Summary of Loans in Sample Calculation Pool

		Range		
Total Number of Loans	1,165			
Total Outstanding Balance	$300,000,099			
Average Loan Balance	$257,511	$63,700	to	$750,000
WA Mortgage Rate	5.515%	3.375%	to	9.750%
Net WAC	5.125%	3.086%	to	9.211%
ARM Characteristics			to	
WA Gross Margin	3.107%	1.000%	to	7.600%
WA Months to First Roll	20	2	to	61
WA First Periodic Cap	2.215%	1.000%	to	3.000%
WA Subsequent Periodic Cap	1.012%	1.000%	to	2.000%
WA Lifetime Cap	11.533%	8.750%	to	16.000%
WA Lifetime Floor	3.178%	1.000%	to	9.125%
WA Original Term (months)	360	360	to	360
WA Remaining Term (months)	359	356	to	360
WA Age (months)	1	0	to	4
WA LTV	78.53%	18.60%	to	100.00%
WA FICO	694			
WA DTI%	15.00%			
Secured by (% of pool)				
1st Liens	100.00%			
Prepayment Penalty at Loan Origination (% of all loans)	88.73%			
Prepay Moves Exempted				
Soft	35.00%			
Hard	50.23%			
No Prepay	11.27%			
Unknown	3.49%			

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Description

Product Type	Number of Loans	Current Principal Balance ($)	% of Aggregate Principal Balance
30Y LIB6M	170	43,790,648	14.60
30Y LIB6M-IO	261	74,349,168	24.78
2/28 LIB6M	399	91,463,700	30.49
2/28 LIB6M-IO	177	46,633,750	15.54
3/27 LIB6M	33	9,652,083	3.22
3/27 LIB6M-IO	38	9,709,367	3.24
5/25 LIB6M	32	8,749,583	2.92
5/25 LIB6M-IO	55	15,651,800	5.22
Total	**1,165**	**300,000,099**	**100.00**

Current Principal Balance

Current Principal Balance Amounts ($)	Number of Loans	Current Principal Balance ($)	% of Aggregate Principal Balance
50,000.01 - 100,000.00	61	5,349,952	1.78
100,000.01 - 150,000.00	170	21,601,861	7.20
150,000.01 - 200,000.00	208	36,918,549	12.31
200,000.01 - 250,000.00	195	43,790,560	14.60
250,000.01 - 300,000.00	201	55,217,990	18.41
300,000.01 - 350,000.00	102	32,970,007	10.99
350,000.01 - 400,000.00	84	31,600,201	10.53
400,000.01 - 450,000.00	50	21,261,692	7.09
450,000.01 - 500,000.00	39	18,529,343	6.18
500,000.01 - 550,000.00	18	9,366,691	3.12
550,000.01 - 600,000.00	10	5,769,312	1.92
600,000.01 - 650,000.00	16	10,117,442	3.37
650,000.01 - 700,000.00	9	6,046,000	2.02
700,000.01 - 750,000.00	2	1,460,500	0.49
Total	**1,165**	**300,000,099**	**100.00**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Current Gross Coupon

Range (%)	Number of Loans	Current Principal Balance ($)	% of Aggregate Principal Balance
3.000 - 3.499	3	772,500	0.26
3.500 - 3.999	61	17,716,557	5.91
4.000 - 4.499	125	35,874,987	11.96
4.500 - 4.999	197	53,350,726	17.78
5.000 - 5.499	178	47,191,221	15.73
5.500 - 5.999	196	53,157,374	17.72
6.000 - 6.499	128	31,535,522	10.51
6.500 - 6.999	107	25,062,342	8.35
7.000 - 7.499	58	13,462,884	4.49
7.500 - 7.999	53	10,984,250	3.66
8.000 - 8.499	22	3,967,518	1.32
8.500 - 8.999	27	5,282,277	1.76
9.000 - 9.499	7	1,015,555	0.34
9.500 - 9.999	3	626,387	0.21
Total	**1,165**	**300,000,099**	**100.00**

Months Remaining to Scheduled Maturity

Range	Number of Loans	Current Principal Balance ($)	% of Aggregate Principal Balance
348 - 359	793	204,003,623	68.00
360 - 371	372	95,996,476	32.00
Total	**1,165**	**300,000,099**	**100.00**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Loan-to-Value Ratio

Range (%)	Number of Loans	Current Principal Balance ($)	% of Aggregate Principal Balance
0.00 - 20.00	1	126,500	0.04
20.01 - 25.00	1	160,000	0.05
25.01 - 30.00	3	795,000	0.26
30.01 - 35.00	2	325,773	0.11
35.01 - 40.00	4	958,910	0.32
40.01 - 45.00	10	1,917,513	0.64
45.01 - 50.00	11	4,544,000	1.51
50.01 - 55.00	9	2,831,675	0.94
55.01 - 60.00	19	6,628,811	2.21
60.01 - 65.00	30	9,420,380	3.14
65.01 - 70.00	160	47,601,380	15.87
70.01 - 75.00	47	10,729,684	3.58
75.01 - 80.00	511	131,820,900	43.94
80.01 - 85.00	28	7,246,878	2.42
85.01 - 90.00	208	50,577,164	16.86
90.01 - 95.00	111	22,463,633	7.49
95.01 +	10	1,851,899	0.62
Total	**1,165**	**300,000,099**	**100.00**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Geographic Distribution

State	Number of Loans	Current Principal Balance ($)	% of Aggregate Principal Balance
Arizona	20	4,250,790	1.42
Arkansas	1	82,990	0.03
California	752	212,350,502	70.78
Colorado	37	8,694,529	2.90
Connecticut	2	450,900	0.15
Delaware	1	310,000	0.10
District of Columbia	1	267,720	0.09
Florida	130	25,684,448	8.56
Georgia	3	618,287	0.21
Hawaii	4	1,103,013	0.37
Illinois	17	3,329,626	1.11
Indiana	4	546,429	0.18
Kansas	2	394,363	0.13
Louisiana	1	309,450	0.10
Maryland	20	6,069,827	2.02
Massachusetts	3	977,252	0.33
Michigan	3	382,545	0.13
Minnesota	10	2,437,243	0.81
Missouri	1	105,894	0.04
Montana	2	270,050	0.09
Nevada	27	4,456,734	1.49
New Hampshire	1	281,600	0.09
New Jersey	13	3,402,062	1.13
New Mexico	2	244,598	0.08
New York	5	1,360,814	0.45
North Carolina	4	742,794	0.25
Ohio	6	1,272,106	0.42
Oregon	14	2,066,219	0.69
Pennsylvania	3	420,748	0.14
Rhode Island	1	184,181	0.06
South Carolina	5	1,189,179	0.40
Tennessee	2	721,595	0.24
Texas	17	3,484,927	1.16
Utah	5	741,689	0.25
Vermont	1	76,000	0.03
Virginia	23	5,946,425	1.98
Washington	21	4,617,441	1.54
Wisconsin	1	155,129	0.05
Total	**1,165**	**300,000,099**	**100.00**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

FICO Score

	Number of Loans	Current Principal Balance ($)	% of Aggregate Principal Balance
0 - 520	2	284,000	0.09
521 - 540	2	172,078	0.06
541 - 560	7	1,315,293	0.44
561 - 580	11	2,415,952	0.81
581 - 600	15	3,425,393	1.14
601 - 620	34	8,672,327	2.89
621 - 640	107	27,365,721	9.12
641 - 660	165	41,163,759	13.72
661 - 680	159	40,879,207	13.63
681 - 700	148	39,435,686	13.15
701 - 720	153	40,595,760	13.53
721 - 740	128	31,730,191	10.58
741 - 760	101	26,364,731	8.79
761 - 780	87	22,095,402	7.37
781 - 800	39	12,604,830	4.20
801 - 820	7	1,479,770	0.49
Total	**1,165**	**300,000,099**	**100.00**

Property Type

Property Type	Number of Loans	Current Principal Balance ($)	% of Aggregate Principal Balance
SFR	786	203,851,827	67.95
PUD	164	44,704,659	14.90
CONDO	163	36,065,284	12.02
2 Family	34	8,429,620	2.81
4 Family	13	5,067,702	1.69
3 Family	5	1,881,006	0.63
Total	**1,165**	**300,000,099**	**100.00**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Purpose Type

Purpose Type	Number of Loans	Current Principal Balance ($)	% of Aggregate Principal Balance
Purchase	704	174,061,737	58.02
Refi/Cash-out	314	88,642,990	29.55
Refi	147	37,295,373	12.43
Total	**1,165**	**300,000,099**	**100.00**

Occupancy Type

Occupancy Type	Number of Loans	Current Principal Balance ($)	% of Aggregate Principal Balance
Owner Occupied	952	249,998,929	83.33
Investment Home	187	43,368,147	14.46
Second Home	26	6,633,023	2.21
Total	**1,165**	**300,000,099**	**100.00**

Document Type

Document Type	Number of Loans	Current Principal Balance ($)	% of Aggregate Principal Balance
Reduced	653	177,838,893	59.28
Full	241	57,569,044	19.19
EZ	219	52,609,603	17.54
No Ratio	51	11,901,621	3.97
NOT FOUND	1	80,938	0.03
Total	**1,165**	**300,000,099**	**100.00**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Margin

Range (%)	Number of Loans	Current Principal Balance ($)	% of Aggregate Principal Balance
0.000 - 1.499	1	750,000	0.25
1.500 - 1.749	1	223,350	0.07
2.000 - 2.249	11	2,795,097	0.93
2.250 - 2.499	45	10,945,136	3.65
2.500 - 2.749	106	28,819,870	9.61
2.750 - 2.999	309	82,750,252	27.58
3.000 - 3.249	326	84,434,195	28.14
3.250 - 3.499	144	36,184,517	12.06
3.500 - 3.749	78	20,866,300	6.96
3.750 - 3.999	26	6,623,066	2.21
4.000 - 4.249	25	5,554,896	1.85
4.250 - 4.499	35	7,853,328	2.62
4.500 - 4.749	4	465,101	0.16
4.750 - 4.999	8	1,794,799	0.60
5.000 - 5.249	16	3,369,978	1.12
5.250 - 5.499	9	1,799,247	0.60
5.500 - 5.749	5	1,237,385	0.41
5.750 - 5.999	6	1,572,585	0.52
6.000 - 6.249	3	805,855	0.27
6.250 - 6.499	2	518,942	0.17
6.750 - 6.999	3	327,797	0.11
7.000 - 7.249	1	106,045	0.04
7.500 - 7.749	1	202,357	0.07
Total	**1,165**	**300,000,099**	**100.00**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Next Interest Adjustment Date

Date	Number of Loans	Current Principal Balance ($)	% of Aggregate Principal Balance
August 2003	3	296,450	0.10
September 2003	4	682,115	0.23
October 2003	40	11,283,684	3.76
November 2003	234	66,259,507	22.09
December 2003	129	33,517,610	11.17
January 2004	21	6,100,450	2.03
February 2005	1	239,524	0.08
March 2005	10	2,511,600	0.84
April 2005	36	7,889,259	2.63
May 2005	360	85,139,922	28.38
June 2005	149	36,794,046	12.26
July 2005	20	5,523,100	1.84
March 2006	1	232,217	0.08
April 2006	7	1,952,846	0.65
May 2006	34	9,649,817	3.22
June 2006	23	6,335,070	2.11
July 2006	6	1,191,500	0.40
April 2008	10	2,695,320	0.90
May 2008	53	15,171,362	5.06
June 2008	18	4,669,200	1.56
July 2008	6	1,865,500	0.62
Total	**1,165**	**300,000,099**	**100.00**

Months to Roll

Range	Number of Loans	Current Principal Balance ($)	% of Aggregate Principal Balance
6 or Less	410	112,039,366	37.35
7 - 12	21	6,100,450	2.03
19 - 24	556	132,574,351	44.19
25 - 31	20	5,523,100	1.84
32 - 37	71	19,361,450	6.45
56 - 61	87	24,401,383	8.13
Total	**1,165**	**300,000,099**	**100.00**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Lifetime Rate Cap

Lifetime Rate Cap (%)	Number of Loans	Current Principal Balance ($)	% of Aggregate Principal Balance
8.500 - 8.999	2	580,550	0.19
9.000 - 9.499	5	1,448,157	0.48
9.500 - 9.999	61	17,615,686	5.87
10.000 - 10.499	123	35,687,960	11.90
10.500 - 10.999	196	52,889,047	17.63
11.000 - 11.499	176	46,476,833	15.49
11.500 - 11.999	195	52,855,238	17.62
12.000 - 12.499	120	29,975,867	9.99
12.500 - 12.999	107	24,454,240	8.15
13.000 - 13.499	63	14,929,410	4.98
13.500 - 13.999	49	10,317,622	3.44
14.000 - 14.499	15	2,843,241	0.95
14.500 - 14.999	28	5,514,290	1.84
15.000 - 15.499	15	2,534,540	0.84
15.500 - 15.999	9	1,794,964	0.60
16.000 - 16.499	1	82,455	0.03
Total	**1,165**	**300,000,099**	**100.00**

Initial Periodic Rate Cap

Initial Periodic Rate Cap (%)	Number of Loans	Current Principal Balance ($)	% of Aggregate Principal Balance
1.000	425	116,404,863	38.80
1.500	6	1,734,952	0.58
3.000	734	181,860,284	60.62
Total	**1,165**	**300,000,099**	**100.00**

Subsequent Periodic Rate Cap

Subsequent Periodic Rate Cap (%)	Number of Loans	Current Principal Balance ($)	% of Aggregate Principal Balance
1.000	1132	293,202,226	97.73
1.500	32	6,621,874	2.21
2.000	1	176,000	0.06
Total	**1,165**	**300,000,099**	**100.00**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Lifetime Rate Floor

Lifetime Floor Rate (%)	Number of Loans	Current Principal Balance ($)	% of Aggregate Principal Balance
0.000 - 5.000	1,113	288,714,851	96.24
5.001 - 6.000	11	2,627,316	0.88
6.001 - 7.000	11	2,652,250	0.88
7.001 - 8.000	14	3,155,397	1.05
8.001 - 9.000	15	2,635,734	0.88
9.001 - 10.000	1	214,552	0.07
Total	**1,165**	**300,000,099**	**100.00**

Original Principal Balances

Original Principal Balance ($)	Number of Loans	Current Principal Balance ($)	% of Aggregate Principal Balance
50,000.01 - 100,000.00	61	5,349,952	1.78
100,000.01 - 150,000.00	170	21,601,861	7.20
150,000.01 - 200,000.00	208	36,918,549	12.31
200,000.01 - 250,000.00	195	43,790,560	14.60
250,000.01 - 300,000.00	201	55,217,990	18.41
300,000.01 - 322,700.00	60	18,724,381	6.24
322,700.01 - 350,000.00	42	14,245,626	4.75
350,000.01 - 400,000.00	84	31,600,201	10.53
400,000.01 - 450,000.00	50	21,261,692	7.09
450,000.01 - 500,000.00	39	18,529,343	6.18
500,000.01 - 550,000.00	18	9,366,691	3.12
550,000.01 - 600,000.00	10	5,769,312	1.92
600,000.01 - 650,000.00	16	10,117,442	3.37
650,000.01 - 700,000.00	9	6,046,000	2.02
700,000.01 - 750,000.00	2	1,460,500	0.49
Total	**1,165**	**300,000,099**	**100.00**